

March 11, 2013

Via E-mail
Kyle Wirth, Esq.
BlackRock Asset Management International, Inc.
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares Dow Jones-UBS Roll Select Commodity Index Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 11, 2013**
> **File No. 333-178376**

Dear Mr. Wirth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your response to comment 8 of our letter dated July 19, 2012. We will continue to monitor future amendments for a response to this comment.

2.   Please provide us with a copy, if available, of any fact sheet that you intend to use.

Prospectus Summary, page 1

3.   We refer to the bracketed language indicating that you may elect to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. If you make this election, please include a statement that this election is irrevocable.

Futures Contracts on the DJ-UBS Roll Select CI, page 36

4.   Please revise your prospectus to provide disclosure on whether the futures market for DJUBS CI and DJ-UBS Roll Select CI is or has been in contango or backwardization. Please consider providing such disclosure for the last 5 years for DJ-UBS CI and since inception for DJ-UBS Roll Select CI.

The Sponsor, page 62

5.   Please provide biographical information for Charles Choon Sik Park with your next amendment. Refer to Item 401(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Jessica
Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding
comments on the financial statements and related matters. Please contact Kristina Aberg,
Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Special Counsel

cc: Andrew M. Faulkner, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP